FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



RECEIVED
PROCESSING
AUG 18 2005
WASH., D.C.
213
SECTION

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, August 17, 2005, Series 2005-AP3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-126812
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)





05063970



PROCESSED
AUG 22 2005



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 17, 2005

NOMURA ASSET ACCEPTANCE CORPORATION



By: ____________________
Name: John P. Graham
Title: President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Nomura Asset Acceptance Corporation
Mortgage Pass-Through Certificates,
Series 2005-AP3

$274 Million (± 10%)
(Approximate)

Computational Materials
August 16, 2005

NOMURA

Investors are urged to read the base prospectus and the prospectus supplement and other relevant documents filed or to be filed with the Securities and Exchange Commission, because they contain important information. These Computational Materials do not contain all information that is required to be included in the base prospectus and prospectus supplement. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the Securities discussed in this communication. NSI is acting as underwriter/placement agent and not as agent for the Depositor in connection with the proposed transaction.

INFORMATION STATEMENT

The attached tables, together with the summary information presented herein (the **"Computational Materials"**) are furnished to you by Nomura Securities International, Inc. (**"NSI"**) and not by Nomura Asset Acceptance Corporation (together with any of its other affiliates, **"NAAC"**). NAAC has not prepared, provided, approved or verified any statistical or numerical information in these materials. The information herein is preliminary and is subject to completion or change. Although a registration statement (including the prospectus) has been filed with the Securities and Exchange Commission ("**SEC**") and is effective, the final prospectus supplement relating to the issuance of Nomura Asset Acceptance Corporation, Mortgage Pass-Through Certificates, Series 2005-AP3 (the **"Securities"**) discussed in this communication has not been filed with the SEC. Investors are urged to read the base prospectus and the prospectus supplement (collectively, the **"Offering Documents"**) and other relevant documents filed or to be filed with the SEC, because they contain important information.

The information herein is being provided for informational use solely in connection with the consideration of an investment in the Securities. Its use for any other purpose is not authorized.

The information set forth in these Computational Materials, including the collateral tables which follow, may be based only on a statistical sample of Mortgage Loans (defined below) (the **"Statistical Pool"**) expected to be included in the trust along with other Mortgage Loans on the Closing Date (defined below). In addition, certain Mortgage Loans contained in the Statistical Pool may be deleted from the pool of Mortgage Loans delivered to the trust on the Closing Date (the **"Final Pool"**). The Statistical Pool may not necessarily represent a statistically relevant sample, notwithstanding any contrary references herein. Furthermore, it is expected that the Statistical Pool will be larger than the Final Pool, and the aggregate principal balances of the Mortgage Loans in the Final Pool will be reduced from the Statistical Pool as described in these Computational Materials. Although NSI believes the information with respect to the Statistical Pool will be representative of the Final Pool (except with respect to aggregate principal balance of the Mortgage Loans, as described above), the collateral characteristics of the Final Pool may nonetheless vary from the collateral characteristics of the Statistical Pool.

The Offering Documents discussed in this communication will be filed with the SEC. This communication shall not constitute an offer to sell or the solicitation of any offer to buy the Securities, nor shall there be any sale of the Securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state. These Computational Materials do not contain all information that is required to be included in the Offering Documents. Prospective purchasers are referred to the Offering Documents for important information. Offering Documents may be obtained by contacting your NSI representative.
If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

An investor or potential investor in the Securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

Structural Summary

Class	Approximate Certificate Principal Balance ($) [(1)]	Anticipated Rating (S&P/Moody's) [(2)]	Coupon Type	Daycount	WAL (years) [(4)]	Principal Window (months) [(4)]	Legal Final Maturity
A-1	120,144,000	AAA/Aaa	Floating [(7)]	Actual/360	1.00	09/05 - 09/07	Aug-35
A-2	65,122,000	AAA/Aaa	Fixed [(3)]	30/360	3.00	09/07 - 01/10	Aug-35
A-3	16,369,000	AAA/Aaa	Fixed [(3)]	30/360	5.00	01/10 - 05/11	Aug-35
A-4	25,601,000	AAA/Aaa	Fixed [(3)]	30/360	7.33	05/11 - 06/13	Aug-35
A-5	27,510,000	AAA/Aaa	Fixed [(3)]	30/360	6.28	10/08 - 06/13	Aug-35
A-IO	[(5)]	AAA/Aaa	[(6)]	30/360	0.79	N/A	Aug-35
M-1	7,565,000	AA/Aa2	Fixed [(3)]	30/360	5.21	09/08 - 06/13	Aug-35
M-2	5,502,000	A/A2	Fixed [(3)]	30/360	5.20	09/08 - 06/13	Aug-35
M-3	4,676,000	BBB/Baa2	Fixed [(3)]	30/360	5.20	09/08 - 06/13	Aug-35
M-4	1,375,000	BBB-/Baa3	Fixed [(3)]	30/360	5.20	09/08 - 06/13	Aug-35
TOTAL	**273,864,000**						

(1) The Principal Balance of each Class of Certificates is subject to a 10% variance.

(2) Expected Ratings are from a minimum of two of the four rating agencies. Final class sizes and rating agency credit enhancement requirements will be contingent on the Final Pool, excess spread levels and other structural attributes.

(3) Subject to a cap as described herein (See "Net WAC Pass-Through Rate" herein) and a step-up if applicable as described herein (see "Coupon Step-up" herein).

(4) Assumes payment based on 100% PPC (as defined below) to Optional Redemption (as defined herein); duration is shown in place of WAL for the Class A-IO Certificates at an assumed price of [4.25529]% plus accrued interest.

(5) The Class A-IO Certificates will not have a certificate principal balance based on a Notional Amount. The Notional Amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $[34,398,000]; from and including the 7th through the 10th Distribution Date $[27,519,000]; from and including the 11th through the 13th Distribution Date $[24,766,000]; from and including the 14th through the 15th Distribution Date $[20,639,000]; from and including the 16th through the 19th Distribution Date $[16,512,000]; from and including the 20th through the 21st Distribution Date $[13,759,000]; from and including the 22nd through the 23rd Distribution Date $[11,007,000]; on the 24th Distribution Date $[7,155,000]; and thereafter $0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

(6) The ***"Initial Pass-Through Rate"*** for the Class A-IO Certificates will be [3.50]% for periods 1 to [24].

(7) The pass-through rate for the Class A-1 Certificates for each Distribution Date is a per annum rate equal to the least of (i) the sum of one-month LIBOR for that Distribution Date plus an applicable margin and (ii) the applicable Net Wac Pass-Through Rate.

- The collateral pool will consist of one- to four-family, fixed-rate residential mortgage loans secured by first liens (the ***"Mortgage Loans"***). The Mortgage Loans are expected to have an aggregate principal balance as of the Cut-off Date (as defined herein) of approximately $275,104,086 (the ***"Cut-off Date Balance"***).
- The ***"Offered Certificates"*** consist of the Class A Certificates and the Mezzanine Certificates. The ***"Class A Certificates"*** consist of the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5 and Class A-IO Certificates and the ***"Mezzanine Certificates"*** consist of the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates.
- Credit support is provided through subordination, overcollateralization and excess spread.
- The model used in these Computational Materials, referred to as the prospectus prepayment curve (***"PPC"***), is a prepayment assumption, which represents an assumed rate of prepayment each month throughout the life of a pool of mortgage loans similar to the Mortgage Loans, relative to the then outstanding principal balance of such pool. A 100% PPC assumes that the outstanding principal balance of a pool of mortgage loans prepays at a constant prepayment rate ("CPR") equal to 10% in the first month of the life of such pool, such rate increasing by approximately an additional 1.36% CPR (15%/11) each month thereafter through the twelfth month of the life of such pool, and such rate thereafter remaining constant at 25% CPR for the remainder of the life of such pool.

Transaction Overview

Depositor:	Nomura Asset Acceptance Corp. (*"NAAC"*)
Underwriter:	Nomura Securities International, Inc.
Seller:	Nomura Credit & Capital, Inc. (*"NCCI"*)
Servicers:	Initially, GMAC Mortgage Corporation (*"GMACM"*) will service 99.32% of the Mortgage Loans. Wells Fargo Bank, N.A., GreenPoint Mortgage Funding Inc. and M & T Mortgage Corporation will service the remaining 0.68% of the Mortgage Loans. NCCI will retain the right to appoint a successor servicer to GMACM, Wells Fargo Bank, N.A., GreenPoint Mortgage Funding, Inc. and M & T Mortgage Corporation meeting parameters more fully described in the Final Offering Documents.
Special Servicer:	NCCI and/or its assignee will reserve the right to appoint a special servicer with respect to the Mortgage Loans serviced by GMACM, Wells Fargo Bank, N.A., GreenPoint Mortgage Funding, Inc. and M & T Mortgage Corporation.
Originators/Sellers:	The Mortgage Loans were acquired from Fairmont Funding (approximately [14.12]%), First National Bank of Nevada (*"FNBN"*) (approximately [12.51]%), Nation One Mortgage Company, Inc. (approximately [11.00]%), GreenPoint Mortgage Funding, Inc. (approximately [10.79]%) with the remainder (approximately [51.58]%) acquired from other originators. None of such other originators individually constitutes more than [4.90]% of the pool by unpaid principal balance.
Master Servicer and Securities Administrator:	Wells Fargo Bank, N.A.
Trustee:	HSBC Bank USA, National Association
Custodians:	JPMorgan Chase Bank and Wells Fargo Bank, N.A.
Credit Risk Manager:	[The Murrayhill Company]
Type of Offering:	The Offered Certificates will be offered from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale.
Cut-off Date:	August 1, 2005
Statistical Cut-off Date:	August 1, 2005
Closing Date:	On or about August 30, 2005
Investor Settlement Date:	On or about August 31, 2005
Due Period:	With respect to any Distribution Date, the period commencing on the second day of the month immediately preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.
Distribution Dates:	The 25th day of each month or the next business day, beginning in September 2005.
Prepayment Period:	With respect to any Distribution Date, the calendar month immediately preceding the month in which such Distribution Date occurs.
Optional Redemption Date:	If the total outstanding principal balance of all the Mortgage Loans on any Distribution Date is less than or equal to 10% of the Cut-off Date Balance, the

Master Servicer may purchase the Mortgage Loans remaining in the trust, but is not required to do so.

SMMEA Eligibility: The Class A Certificates and the Class M-1 Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.

ERISA: All of the Offered Certificates are expected to be ERISA eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Summary of Terms

Net Mortgage Rate: For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Fee Rates.

Interest Accrual Period: Interest on the Offered Certificates (other than the Class A-1 Certificates) will accrue during the calendar month preceding the related Distribution Date. The Interest Accrual Period for the Class A-1 Certificates will be (a) as to the Distribution Date in September 2005, the period commencing on the Closing Date and ending on the day preceding the Distribution Date in September 2005, and (b) as to any Distribution Date after the Distribution Date in September 2005, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date. Interest will be calculated on a 30/360 basis for all classes other than the Class A-1 Certificates, which shall accrue interest on an actual/360 basis.

Interest Distribution Amount: For the certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the certificate principal balance or Notional Amount, as applicable of that class immediately prior to such Distribution Date at the applicable pass-through rate for such class, and reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer and shortfalls resulting from the application of the Servicemembers Civil Relief Act of 2003 or similar state and local laws.

Interest Carry Forward Amount: For the certificates of any class on any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date.

Senior Interest Distribution Amount: For the Class A Certificates on any Distribution Date, an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution

Date for each such class.

Fee Rates: The fee rates payable to the Servicers and the Master Servicer, where applicable, the premium payable in connection with any lender paid primary mortgage insurance which aggregate to a per annum rate of approximately [0.273]%, payable monthly.

Compensating Interest: With respect to each Distribution Date, the related Servicer is required to make payments in respect of Prepayment Interest Shortfalls on the Mortgage Loans, but only to the extent of one half of the aggregate Servicing Fee payable to the related Servicer for such Distribution Date. If the related Servicer does not satisfy its obligation with respect to the payment of Prepayment Interest Shortfalls, the Master Servicer will be required to make payments of Prepayment Interest Shortfalls in an amount up to the master servicing fee payable to the Master Servicer.

Prepayment Interest Shortfalls: Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.

Principal Remittance Amount: With respect to any Distribution Date, an amount generally equal to the aggregate amount of the principal portion of all scheduled and unscheduled payments on the Mortgage Loans due during the related Due Period (whether or not received prior to the related Determination Date), insurance proceeds, liquidation proceeds, and any principal amounts related to the repurchase of Mortgage Loans, that are received, in each case net of amounts reimbursable to the Trustee, the Master Servicer, the Securities Administrator and the Servicer.

Realized Losses: Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Monthly Servicer Advances: The related Servicer will be obligated to make advances of delinquent monthly principal and interest payments with respect to the Mortgage Loans, but only to the extent such amounts are deemed recoverable. In the event the Servicer fails to make a required advance the Master Servicer will be required to do so subject to its determination of recoverability.

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) the Senior Interest Distribution Amount for such Distribution Date payable to the holders of the Class A Certificates, (y) the Interest Distribution Amount for such Distribution Date payable to the holders of the Mezzanine Certificates and (z) the amount of principal required to be distributed to the holders of the Offered Certificates on such Distribution Date.

Credit Enhancement:

Subordination

The Class A Certificates will have a payment priority over the Mezzanine Certificates. Among the classes of Mezzanine Certificates, each class of Mezzanine Certificates with a lower numerical designation will have a payment priority over each class of Mezzanine Certificates with a higher numerical designation.

Excess Spread and Overcollateralization

The Mortgage Loans are expected to generate more interest than is needed to pay interest on the related certificates because the weighted average net mortgage rate of the Mortgage Loans will be higher than the weighted average pass-through rate on the certificates and, as overcollateralization increases, such higher interest rate is paid on a principal balance of Mortgage Loans that is larger than the aggregate certificate principal balance of the certificates. Interest payments received in respect of the Mortgage Loans in excess of the amount that is needed to pay interest on the certificates and related trust expenses will be used to reduce the total certificate principal balance of the certificates (other than the Class A-IO Certificates) until a required level of overcollateralization has been achieved. Prior to the Stepdown Date, the required level of overcollateralization will be [1.10]% of the Cut-off Date Balance. The Overcollateralization Amount will provide credit support to the Offered Certificates.

Allocation of Losses:

Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date in the following order of priority:

1. To Net Monthly Excess Cashflow;
2. To the Overcollateralization Amount, until reduced to zero;
3. To the Class M-4 Certificates, until reduced to zero;
4. To the Class M-3 Certificates, until reduced to zero;
5. To the Class M-2 Certificates, until reduced to zero and
6. To the Class M-1 Certificates, until reduced to zero.

There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.

Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such allocated amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Date).

Required Overcollateralization Amount:

Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the aggregate certificate principal balance of the certificates other than the Class A-IO Certificates. This excess (the "**Overcollateralization Amount**") is intended to protect the certificateholders against shortfalls in payments on the Offered Certificates.

Prior to the Stepdown Date, the Required Overcollateralization Amount for the Offered Certificates will be approximately [1.10]% of the Cut-off Date Balance. After the Stepdown Date, the Required Overcollateralization Amount will be the greater of (i) approximately [2.20]% of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for realized losses on the Mortgage Loans incurred during the related Prepayment Period) and (ii) [0.35]% of the Cut-off Date Balance.

If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Net Monthly Excess Cashflow, if available, will be applied first to pay principal on the Class A Certificates, other than the Class A-IO Certificates, then to pay principal on the Mezzanine Certificates until the Overcollateralization Amount equals the Required Overcollateralization Amount.

Required Overcollateralization Percentage: For any Distribution Date, a percentage equal to (a) the Required Overcollateralization Amount divided by (b) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all distributions of principal required to be made on such Distribution Date.

Notional Amount: The Notional Amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $[34,398,000]; from and including the 7th through the 10th Distribution Date $[27,519,000]; from and including the 11th through the 13th Distribution Date $[24,766,000]; from and including the 14th through the 15th Distribution Date $[20,639,000]; from and including the 16th through the 19th Distribution Date $[16,512,000]; from and including the 20th through the 21st Distribution Date $[13,759,000]; from and including the 22nd through the 23rd Distribution Date $[11,007,000]; on the 24th Distribution Date $[7,155,000]; and thereafter $0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Stepdown Date: The later to occur of (x) the Distribution Date occurring in September 2008, and (y) the first Distribution Date on which the Credit Enhancement Percentage ("CE%") of the Class A Certificates (calculated for this purpose only after taking into account the receipt of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to approximately [16.10]%.

Class A-1 Cap Agreement

The Class A-1 Certificates will have the benefit of an interest rate cap agreement (the "Class A-1 Cap Agreement") provided by [Nomura Global Financial Products Inc.] (the "Class A-1 Cap Provider"). Pursuant to the Class A-1 Cap Agreement and with respect to the Class A-1 Certificates, the Class A-1 Cap Provider will pay the Securities Administrator for the benefit of the Class A-1 Certificates an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date; (2) the related Class A-1 certificate scheduled notional amount; and (3) a fraction, the numerator of which is the actual number of days elapsed from the previous Distribution Date to but excluding the current Distribution Date (or, for the first Distribution Date, the actual number of days elapsed from the Closing Date to but excluding the first Distribution Date), and the denominator of which is 360.

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any class of Offered Certificates and any Distribution Date is the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the class or classes of Offered Certificates subordinate thereto and (ii) the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P/Moody's)	Initial CE % (approx.)
A	AAA/Aaa	[7.40]%
M-1	AA /Aa2	[4.65]%
M-2	A/A2	[2.65]%
M-3	BBB/Baa2	[0.95]%
M-4	BBB-/Baa3	[0.45]%

Net WAC Pass-Through Rate:

Beginning with the [September 2005 Distribution Date, up to and including the August 2007] Distribution Date, a per annum rate (adjusted in the case of the Class A-1 Certificates for the actual number of days elapsed in the related Interest Accrual Period) equal to (1) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the pass-through rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the first day of the month in which such Distribution Date occurs. With respect to each Distribution Date thereafter, the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs.

Net WAC Rate Carryover Amount:

On any Distribution Date, the "Net WAC Rate Carryover Amount" for any class of Offered Certificates (other than the Class A-IO Certificates) will be equal to the sum of (i) the excess, if any, of (a) the amount of interest such class of Offered Certificates would have been entitled to receive on such Distribution Date if the Net WAC Pass-Through Rate would not have been applicable to such class of certificates over (b) the amount of interest accrued on such class at the applicable Net WAC Pass-Through Rate plus (ii) the related Net WAC Rate Carryover Amount from the prior Distribution Date not previously distributed. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of available funds.

Available Distribution Amount: For any Distribution Date, an amount equal to the amount available in the certificate account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled and unscheduled payments on the Mortgage Loans, insurance proceeds and liquidation proceeds, received or advanced during the related Due Period, in each case net of amounts reimbursable to the Trustee, the Securities Administrator, the Master Servicer and the Servicers and reduced by the fees payable to the Servicers and the Master Servicer.

Class A-5 Lockout Distribution Amount: For any Distribution Date, the Class A-5 Lockout Distribution Percentage for such Distribution Date multiplied by the product of (A) a fraction, the numerator of which is the certificate principal balance of the Class A-5 Certificates and the denominator of which is the aggregate certificate principal balance of all the Class A Certificates (other than the Class A-IO Certificates and in each case immediately prior to such Distribution Date) and (B) the Senior Principal Distribution Amount for such Distribution Date.

Class A-5 Lockout Distribution Percentage: The Class A-5 Lockout Distribution Percentage is assigned as follows:

Distribution Date Occurring in	Percentage
September 2005 to August 2008	0%
September 2008 to August 2010	45%
September 2010 to August 2011	80%
September 2011 to August 2012	100%
September 2012 and thereafter	300%

Principal Distribution Amount: For any Distribution Date, an amount generally equal to the aggregate amount of the principal portion of all scheduled and unscheduled payments on the Mortgage Loans due during the related Due Period (whether or not received prior to the Determination Date), insurance proceeds, liquidation proceeds, and any principal amounts related to the repurchase of loans, that are received, in each case net of amounts reimbursable to the Trustee, the Servicers, and the Master Servicer plus the Overcollateralization Increase Amount, if any, or minus the Overcollateralization Reduction Amount, if any.

Senior Principal Distribution Amount: With respect to any Distribution Date, prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for such Distribution Date.

With respect to any Distribution Date, on or after the Stepdown Date, if no Trigger Event is in effect, an amount equal to the excess (if any) of (x) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates) immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately [13.90]% and (B) the Required Overcollateralization Percentage.

The Senior Principal Distribution Amount will generally be distributed to the holders of the Class A Certificates (other than the Class A-IO Certificates) in the following order of priority:

1. To the Class A-5 Certificates, the Class A-5 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof is reduced to zero; and
2. To the Class A-1, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, sequentially, in that order until the certificate principal balance of each such class is reduced to zero.

Class M-1 Principal Distribution Amount:

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates (other than the Class A-IO Certificates) on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and (ii) the excess (if any) of (x) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately [8.40]% and (B) the Required Overcollateralization Percentage.

Class M-2 Principal Distribution Amount:

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates (other than the Class A-IO Certificates) and the Class M-1 Principal Distribution Amount to the Class M-1 Certificates, in each case on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount and the Class M-1 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately [4.40]% and (B) the Required Overcollateralization Percentage.

Class M-3 Principal Distribution Amount:

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates (other than the Class A-IO Certificates), the Class M-1 Principal Distribution Amount to the Class M-1 Certificates, and the Class M-2 Principal Distribution Amount to the Class M-2 Certificates in each case on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date) and (3) the certificate principal balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Distribution Date) and (4) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately [1.00]% and (B) the Required Overcollateralization Percentage.

Class M-4 Principal Distribution Amount:

With respect to each Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount remaining after payment of the Senior Principal Distribution Amount to the Class A Certificates (other than the Class A-IO Certificates), the Class M-1 Principal Distribution Amount to the Class M-1 Certificates, the Class M-2 Principal Distribution Amount to the Class M-2 Certificates and the Class M-3 Principal Distribution Amount to the Class M-3 Certificates, in each case on such Distribution Date.

With respect to each Distribution Date which occurs on or after the Stepdown Date (if no Trigger Event exists), an amount equal to the lesser of (i) the remaining Principal Distribution Amount for that Distribution Date after distribution of the Senior Principal Distribution Amount, the Class M-1

Principal Distribution Amount, the Class M-2 Principal Distribution Amount and the Class M-3 Principal Distribution Amount and, (ii) the excess (if any) of (x) the certificate principal balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Senior Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Distribution Date), (4) the certificate principal balance of the Class M-3 Certificates (after taking into account the payment of the Class M-3 Principal Distribution Amount for such Distribution Date) and (5) the aggregate principal balance of the mortgage loans as of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Required Overcollateralization Percentage.

Prior to the Stepdown Date or if a Trigger Event is in effect, principal payments will be paid first to the Class A Certificates (other than the Class A-IO Certificates) in the manner and order of priority described under "Senior Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the certificate principal balance of each such class has been reduced to zero.

Coupon Step-up:

On each Distribution Date following the first possible Optional Redemption Date, the pass-through rates on the Class A-4, Class A-5, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates will increase by [0.50]% per annum, subject to the Net WAC Pass-Through Rate.

Trigger Event:

If either the Delinquency Test or Cumulative Loss Test is violated:

Delinquency Test:

The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of Mortgage Loans delinquent 60 days or more (including all REO Properties and Mortgage Loans in bankruptcy or foreclosure) by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [50.00]% of the Credit Enhancement Percentage for the Class A Certificates on such Distribution Date.

Cumulative Loss Test:

The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the Cut-off Date Balance exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
September 2008 to August 2009	[1.25]%
September 2009 to August 2010	[1.75]%
September 2010 to August 2012	[2.25]%
September 2012 and thereafter	[2.50]%

Payment Priority:

On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. From the interest portion of the Available Distribution Amount, to pay interest on the Class A Certificates, pro rata, including any Interest Carry Forward Amount from a prior Distribution Date, and then to pay interest to the Mezzanine Certificates sequentially excluding any Interest Carry Forward Amount from a prior Distribution Date.
2. From the principal portion of the remaining Available Distribution Amount, to pay principal on the Class A Certificates, other than the Class A-IO Certificates, in accordance with the principal payment provisions described in "Senior Principal Distribution Amount".
3. From the principal portion of the remaining Available Distribution Amount after payments of principal to the Class A Certificates, other than the Class A-IO Certificates, to pay principal to the Class M-1, Class M-2, Class M-3 and Class M-4 Certificates, in that order, in the amounts specified under "Class M-1 Principal Distribution Amount", "Class M-2 Principal Distribution Amount", "Class M-3 Principal Distribution Amount" and "Class M-4 Principal Distribution Amount".
4. From Net Monthly Excess Cashflow, if any, to the certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of such certificates to the extent necessary to achieve, restore or maintain the Required Overcollateralization Amount.
5. From Net Monthly Excess Cashflow, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
6. From Net Monthly Excess Cashflow, if any, to pay the applicable Net WAC Rate Carryover Amount on the Class A Certificates (other than the Class A-IO Certificates) and the Mezzanine Certificates.
7. To pay any remaining amount to the non-offered certificates in accordance with the pooling and servicing agreement.

Yield Tables to Call		25% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	200% PPC
A-1 (@ par)	Yield	3.73	3.73	3.73	3.73	3.73	3.73	3.73
	WAL	3.64	1.91	1.31	1.00	0.81	0.68	0.52
	Mod Durn	3.31	1.82	1.27	0.97	0.79	0.67	0.51
	Principal Window	Sep05 - Apr14	Sep05 - Oct09	Sep05 - May08	Sep05 - Sep07	Sep05 - Apr07	Sep05 - Dec06	Sep05 - Aug06
	Principal # Months	104	50	33	25	20	16	12
A-2 (@ par)	Yield	5.19	5.17	5.14	5.10	5.07	5.03	4.96
	WAL	13.48	6.87	4.18	3.00	2.27	1.86	1.34
	Mod Durn	9.38	5.57	3.66	2.71	2.09	1.73	1.26
	Principal Window	Apr14 - Jul24	Oct09 - Nov16	May08 - Dec11	Sep07 - Jan10	Apr07 - Dec08	Dec06 - Feb08	Aug06 - May07
	Principal # Months	124	86	44	29	21	15	10
A-3 (@ par)	Yield	5.44	5.43	5.42	5.39	5.36	5.33	5.27
	WAL	20.53	12.74	7.89	5.00	3.71	2.67	1.89
	Mod Durn	12.10	8.98	6.25	4.27	3.28	2.42	1.75
	Principal Window	Jul24 - Nov27	Nov16 - Jan20	Dec11 - Apr15	Jan10 - May11	Dec08 - Oct09	Feb08 - Jul08	May07 - Sep07
	Principal # Months	41	39	41	17	11	6	5
A-4 (@ par)	Yield	5.75	5.74	5.73	5.71	5.70	5.67	5.60
	WAL	22.94	15.10	10.50	7.33	5.35	3.97	2.31
	Mod Durn	12.48	9.87	7.70	5.83	4.48	3.45	2.11
	Principal Window	Nov27 - Aug28	Jan20 - Oct20	Apr15 - Mar16	May11 - Jun13	Oct09 - Oct11	Jul08 - Aug10	Sep07 - Apr08
	Principal # Months	10	10	12	26	25	26	8
A-5 (@ par)	Yield	5.30	5.29	5.29	5.28	5.28	5.27	5.23
	WAL	9.39	7.79	6.92	6.28	5.49	4.76	3.19
	Mod Durn	7.04	6.13	5.60	5.18	4.64	4.10	2.86
	Principal Window	Sep08 - Aug28	Sep08 - Oct20	Sep08 - Mar16	Oct08 - Jun13	Dec08 - Oct11	Feb09 - Aug10	Apr08 - Feb09
	Principal # Months	240	146	91	57	35	19	11
M-1 (@ par)	Yield	5.80	5.78	5.77	5.75	5.73	5.72	5.71
	WAL	16.63	10.16	6.96	5.21	4.31	3.85	3.49
	Mod Durn	10.19	7.30	5.47	4.32	3.69	3.36	3.08
	Principal Window	Oct14 - Aug28	Aug10 - Oct20	Dec08 - Mar16	Sep08 - Jun13	Oct08 - Oct11	Dec08 - Aug10	Feb09 - Feb09
	Principal # Months	167	123	88	58	37	21	1
M-2 (@ par)	Yield	6.00	5.99	5.97	5.95	5.93	5.92	5.91
	WAL	16.63	10.16	6.96	5.20	4.28	3.77	3.43
	Mod Durn	10.04	7.23	5.43	4.29	3.65	3.28	3.02
	Principal Window	Oct14 - Aug28	Aug10 - Oct20	Dec08 - Mar16	Sep08 - Jun13	Oct08 - Oct11	Oct08 - Aug10	Dec08 - Feb09
	Principal # Months	167	123	88	58	37	23	3
M-3 (@ par)	Yield	6.26	6.24	6.22	6.20	6.18	6.17	6.15
	WAL	16.63	10.16	6.96	5.20	4.26	3.73	3.28
	Mod Durn	9.85	7.13	5.37	4.26	3.60	3.22	2.89
	Principal Window	Oct14 - Aug28	Aug10 - Oct20	Dec08 - Mar16	Sep08 - Jun13	Sep08 - Oct11	Sep08 - Aug10	Oct08 - Feb09
	Principal # Months	167	123	88	58	38	24	5
M-4 (@ par)	Yield	6.26	6.24	6.22	6.20	6.18	6.17	6.15
	WAL	16.63	10.16	6.96	5.20	4.25	3.69	3.22
	Mod Durn	9.85	7.13	5.37	4.26	3.60	3.20	2.84
	Principal Window	Oct14 - Aug28	Aug10 - Oct20	Dec08 - Mar16	Sep08 - Jun13	Sep08 - Oct11	Sep08 - Aug10	Sep08 - Feb09
	Principal # Months	167	123	88	58	38	24	6

Yield Tables to Maturity		25% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC	200% PPC
A-1 (@ par)	Yield	3.73	3.73	3.73	3.73	3.73	3.73	3.73
	WAL	3.64	1.91	1.31	1.00	0.81	0.68	0.52
	Mod Durn	3.31	1.82	1.27	0.97	0.79	0.67	0.51
	Principal Window	Sep05 - Apr14	Sep05 - Oct09	Sep05 - May08	Sep05 - Sep07	Sep05 - Apr07	Sep05 - Dec06	Sep05 - Aug06
	Principal # Months	104	50	33	25	20	16	12
A-2 (@ par)	Yield	5.19	5.17	5.14	5.10	5.07	5.03	4.96
	WAL	13.48	6.87	4.18	3.00	2.27	1.86	1.34
	Mod Durn	9.38	5.57	3.66	2.71	2.09	1.73	1.26
	Principal Window	Apr14 - Jul24	Oct09 - Nov16	May08 - Dec11	Sep07 - Jan10	Apr07 - Dec08	Dec06 - Feb08	Aug06 - May07
	Principal # Months	124	86	44	29	21	15	10
A-3 (@ par)	Yield	5.44	5.43	5.42	5.39	5.36	5.33	5.27
	WAL	20.53	12.74	7.89	5.00	3.71	2.67	1.89
	Mod Durn	12.10	8.98	6.25	4.27	3.28	2.42	1.75
	Principal Window	Jul24 - Nov27	Nov16 - Jan20	Dec11 - Apr15	Jan10 - May11	Dec08 - Oct09	Feb08 - Jul08	May07 - Sep07
	Principal # Months	41	39	41	17	11	6	5
A-4 (@ par)	Yield	5.77	5.81	5.82	5.81	5.77	5.68	5.60
	WAL	25.57	18.90	13.56	9.58	6.49	4.06	2.31
	Mod Durn	13.12	11.19	9.09	7.06	5.17	3.51	2.11
	Principal Window	Nov27 - Dec34	Jan20 - Mar33	Apr15 - Jun28	May11 - Jun23	Oct09 - Oct19	Jul08 - Feb17	Sep07 - Apr08
	Principal # Months	86	159	159	146	121	104	8
A-5 (@ par)	Yield	5.30	5.29	5.29	5.30	5.33	5.38	5.35
	WAL	9.39	7.82	6.98	6.50	6.24	6.13	4.12
	Mod Durn	7.04	6.14	5.63	5.32	5.14	5.06	3.58
	Principal Window	Sep08 - Oct34	Sep08 - Jan33	Sep08 - Mar28	Oct08 - Apr23	Dec08 - Aug19	Feb09 - Dec16	Apr08 - Aug13
	Principal # Months	314	293	235	175	129	95	65
M-1 (@ par)	Yield	5.81	5.81	5.80	5.79	5.78	5.77	5.78
	WAL	17.25	11.08	7.73	5.83	4.80	4.24	3.98
	Mod Durn	10.34	7.63	5.82	4.66	3.99	3.62	3.45
	Principal Window	Oct14 - Dec34	Aug10 - Apr33	Dec08 - Aug28	Sep08 - Aug23	Oct08 - Dec19	Dec08 - Apr17	Mar09 - Sep13
	Principal # Months	243	273	237	180	135	101	55
M-2 (@ par)	Yield	6.01	6.01	6.00	5.99	5.98	5.97	5.95
	WAL	17.25	11.08	7.73	5.83	4.77	4.17	3.70
	Mod Durn	10.18	7.54	5.77	4.62	3.94	3.54	3.22
	Principal Window	Oct14 - Jan35	Aug10 - May33	Dec08 - Sep28	Sep08 - Oct23	Oct08 - Jan20	Oct08 - May17	Dec08 - Oct13
	Principal # Months	244	274	238	182	136	104	59
M-3 (@ par)	Yield	6.26	6.26	6.25	6.24	6.23	6.22	6.20
	WAL	17.25	11.08	7.73	5.83	4.75	4.12	3.55
	Mod Durn	9.99	7.43	5.71	4.58	3.89	3.48	3.09
	Principal Window	Oct14 - Jan35	Aug10 - Jun33	Dec08 - Nov28	Sep08 - Nov23	Sep08 - Feb20	Sep08 - Jun17	Oct08 - Oct13
	Principal # Months	244	275	240	183	138	106	61
M-4 (@ par)	Yield	6.26	6.26	6.25	6.24	6.23	6.22	6.19
	WAL	17.25	11.08	7.73	5.83	4.74	4.09	3.49
	Mod Durn	9.99	7.43	5.71	4.58	3.89	3.45	3.04
	Principal Window	Oct14 - Jan35	Aug10 - Jun33	Dec08 - Nov28	Sep08 - Nov23	Sep08 - Mar20	Sep08 - Jun17	Sep08 - Nov13
	Principal # Months	244	275	240	183	139	106	63

Class A-IO Yield Table (to 10% Call)								
Given: Price(%)		67 CPR	68 CPR	69 CPR	70 CPR	71 CPR	72 CPR	73 CPR
4.25529	Yield	4.500%	4.500%	4.500%	2.917%	2.917%	0.362%	-2.340%

Net WAC Table					
Period	Net WAC Cap (%)	Period	Net WAC Cap (%)	Period	Net WAC Cap (%)
1	-	33	6.82	65	6.60
2	6.37	34	6.60	66	6.60
3	6.16	35	6.82	67	7.31
4	6.36	36	6.60	68	6.60
5	6.14	37	6.60	69	6.82
6	6.13	38	6.82	70	6.60
7	6.89	39	6.60	71	6.82
8	6.21	40	6.82	72	6.60
9	6.41	41	6.60	73	6.60
10	6.19	42	6.60	74	6.82
11	6.43	43	7.31	75	6.60
12	6.21	44	6.60	76	6.82
13	6.20	45	6.82	77	6.60
14	6.47	46	6.60	78	6.60
15	6.25	47	6.82	79	7.06
16	6.53	48	6.60	80	6.60
17	6.31	49	6.60	81	6.82
18	6.30	50	6.82	82	6.60
19	6.97	51	6.60	83	6.82
20	6.34	52	6.82	84	6.60
21	6.54	53	6.60	85	6.60
22	6.38	54	6.60	86	6.82
23	6.59	55	7.31	87	6.60
24	6.45	56	6.60	88	6.82
25	6.60	57	6.82	89	6.60
26	6.82	58	6.60	90	6.60
27	6.60	59	6.82	91	7.31
28	6.82	60	6.60	92	6.60
29	6.60	61	6.60	93	6.82
30	6.60	62	6.82	94	6.60
31	7.05	63	6.60		
32	6.60	64	6.82		

NOTE: 1 month LIBOR = 3.571%

Class A-1 Net WAC Table

Period	Net Wac Cap (%) *	Effective Net Wac Cap (%) **
1	-	-
2	6.37	20.13
3	6.16	20.13
4	6.36	20.13
5	6.15	20.13
6	6.15	20.13
7	6.90	20.13
8	6.22	20.13
9	6.42	20.13
10	6.21	20.13
11	6.45	20.13
12	6.24	20.13
13	6.23	20.13
14	6.50	20.13
15	6.28	20.13
16	6.55	20.13
17	6.33	20.13
18	6.33	20.13
19	7.00	20.13
20	6.37	20.13
21	6.57	20.13
22	6.41	20.13
23	6.62	20.13
24	6.47	20.13
25	6.60	20.13
26	6.82	20.13
27	6.60	20.13
28	6.82	20.13
29	6.60	20.13
30	6.60	20.13
31	7.05	20.13
32	6.60	20.13
33	6.82	20.13

Run at 75 PPC

*** Note: One Month LIBOR = 3.571%**

**** Note: One Month LIBOR = 20.00%**

**** Includes Cap Agreement Payments**

Excess Spread Table

Period	Forward 1 mo LIBOR	Excess Spread at Forward LIBOR	Excess Spread at Static LIBOR	Period	Forward 1 mo LIBOR	Excess Spread at Forward LIBOR	Excess Spread at Static LIBOR
1	3.571	1.96	1.96	48	4.643	1.42	1.42
2	3.803	1.63	1.73	49	4.652	1.41	1.41
3	3.989	1.48	1.66	50	4.659	1.41	1.41
4	4.098	1.48	1.69	51	4.667	1.40	1.40
5	4.199	1.36	1.62	52	4.674	1.40	1.40
6	4.311	1.30	1.59	53	4.681	1.39	1.39
7	4.345	1.53	1.80	54	4.687	1.39	1.39
8	4.372	1.34	1.63	55	4.692	1.39	1.39
9	4.412	1.36	1.64	56	4.698	1.38	1.38
10	4.431	1.28	1.56	57	4.703	1.38	1.38
11	4.445	1.34	1.61	58	4.708	1.38	1.38
12	4.466	1.27	1.53	59	4.711	1.38	1.38
13	4.480	1.25	1.50	60	4.715	1.37	1.37
14	4.494	1.33	1.56	61	4.720	1.37	1.37
15	4.509	1.27	1.49	62	4.727	1.37	1.37
16	4.519	1.36	1.55	63	4.733	1.37	1.37
17	4.532	1.31	1.49	64	4.738	1.36	1.36
18	4.544	1.29	1.45	65	4.745	1.36	1.36
19	4.545	1.34	1.47	66	4.748	1.36	1.36
20	4.541	1.30	1.43	67	4.751	1.35	1.35
21	4.540	1.30	1.40	68	4.754	1.35	1.35
22	4.543	1.33	1.41	69	4.757	1.35	1.35
23	4.547	1.32	1.37	70	4.758	1.35	1.35
24	4.550	1.38	1.41	71	4.759	1.35	1.35
25	4.554	1.52	1.53	72	4.760	1.35	1.35
26	4.555	1.51	1.51	73	4.759	1.35	1.35
27	4.557	1.51	1.51	74	4.758	1.35	1.35
28	4.565	1.51	1.51	75	4.758	1.35	1.35
29	4.577	1.50	1.50	76	4.758	1.35	1.35
30	4.585	1.50	1.50	77	4.762	1.35	1.35
31	4.584	1.50	1.50	78	4.765	1.35	1.35
32	4.576	1.49	1.49	79	4.769	1.36	1.36
33	4.573	1.49	1.49	80	4.775	1.36	1.36
34	4.577	1.48	1.48	81	4.782	1.36	1.36
35	4.583	1.48	1.48	82	4.790	1.37	1.37
36	4.588	1.48	1.48	83	4.800	1.37	1.37
37	4.591	1.47	1.47	84	4.811	1.38	1.38
38	4.593	1.46	1.46	85	4.822	1.38	1.38
39	4.595	1.46	1.46	86	4.831	1.38	1.38
40	4.596	1.46	1.46	87	4.839	1.38	1.38
41	4.599	1.45	1.45	88	4.847	1.38	1.38
42	4.603	1.45	1.45	89	4.854	1.37	1.37
43	4.606	1.44	1.44	90	4.860	1.37	1.37
44	4.612	1.44	1.44	91	4.864	1.37	1.37
45	4.618	1.44	1.44	92	4.870	1.37	1.37
46	4.625	1.43	1.43	93	4.874	1.37	1.37
47	4.633	1.42	1.42	94	4.878	1.37	1.37

Breakeven Losses			
M-1			
Loss Severity	30%	40%	50%
CDR	9.28	6.70	5.25
Collateral Loss	7.71%	7.88%	8.00%
M-2			
Loss Severity	30%	40%	50%
CDR	6.58	4.83	3.82
Collateral Loss	5.82%	5.95%	6.04%
M-3			
Loss Severity	30%	40%	50%
CDR	4.60	3.43	2.73
Collateral Loss	4.28%	4.38%	4.44%
M-4			
Loss Severity	30%	40%	50%
CDR	4.21	3.15	2.51
Collateral Loss	3.95%	4.05%	4.11%

Assumptions:
1) Run at the pricing speed to maturity
2) Forward LIBOR
3) Triggers are failing
4) 12 month liquidation lag
5) "Break" is the CDR which creates the first dollar principal loss on the specified bond
6) Defaults are in addition to prepayments
7) Principal and Interest Advance

COLLATERAL OVERVIEW

The mortgage loans are expected to have the following approximate characteristics based on the scheduled principal balances of the loans as of August 1, 2005 the "Statistical Cut-off Date":

Summary of the Mortgage Loans			
Number of Mortgage Loans:	1,275	W.A. Effective LTV:	74.15%
Aggregate Principal Balance:	$275,104,086	Range:	15.87% - 95.00%
Conforming Principal Balance:	$209,218,551	Index Type:	
Conforming Principal Balance Percent:	76.05%	Fixed:	100.00%
Average Principal Balance:	$215,767.91	First Liens:	100.00%
Range:	$14,938 - $1,500,000	Non-Balloon Loans:	100.00%
W.A. Coupon:	7.089%	Property Type:	
Range:	5.25% - 9.875%	Single Family Residence:	47.16%
W.A. Stated Remaining Term:	352 months	2-4 Family:	36.30%
Range:	166 months - 359 months	PUD:	8.48%
W.A. Seasoning :	4 months	Condo:	7.45%
Latest Maturity Date:	July, 1 2035	Co-op:	0.59%
State Concentration (>5%):		Townhouse:	0.02%
New York:	27%	Occupancy Status:	
Florida:	11%	Owner-Occupied:	62.22%
California:	10%	Investment:	35.01%
New Jersey:	9%	Second Home:	2.77%
Massachusetts:	7%	Documentation:	
Interest Only Loans:	21.02%	Reduced/Limited:	44.69%
W.A. Original LTV:	75.90%	No Ratio:	16.79%
Range:	15.87% - 100.00%	No Income/No Asset:	15.48%
Purpose:		Full/Alt:	13.27%
Purchase:	55.21%	Stated:	9.77%
Refinance - Cashout:	35.89%	Weighted Average Prepayment Penalty Term:(2)	40 months
Refinance - Rate/Term:	8.90%	Loans with Prepayment Penalties:	43.04%
W.A. FICO Score:(1)	690	Loans with Mortgage Insurance:	6.63%
		Loans with Lender Paid Mortgage Insurance:	0.63%

(1) For loans that were scored

(2) For loans with prepayment penalties only

COLLATERAL STRATIFICATIONS

Product Type of the Mortgage Loans

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed 15 Year	41	$5,991,604	2.18%
Fixed 20 Year	4	850,272	0.31
Fixed 30 Year	1,018	210,445,805	76.50
Fixed 30 Year - IO	212	57,816,404	21.02
Total:	**1,275**	**$275,104,086**	**100.00%**

Principal Balances at Origination of the Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Original Remaining Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50000.00	60	$2,415,219	0.87%
50000.01 - 100000.00	229	17,883,185	6.47
100000.01 - 150000.00	274	34,545,110	12.50
150000.01 - 200000.00	208	36,173,290	13.09
200000.01 - 250000.00	136	30,226,068	10.94
250000.01 - 300000.00	106	29,076,869	10.52
300000.01 - 350000.00	74	23,932,616	8.66
350000.01 - 400000.00	46	17,122,540	6.20
400000.01 - 450000.00	43	18,190,977	6.58
450000.01 - 500000.00	18	8,537,650	3.09
500000.01 - 550000.00	16	8,491,000	3.07
550000.01 - 600000.00	11	6,352,000	2.30
600000.01 - 650000.00	18	11,439,249	4.14
650000.01 - 700000.00	7	4,794,800	1.74
700000.01 - 750000.00	2	1,491,000	0.54
750000.01 - 800000.00	3	2,324,000	0.84
800000.01 - 850000.00	3	2,443,500	0.88
850000.01 - 900000.00	7	6,148,200	2.23
900000.01 - 950000.00	3	2,741,500	0.99
950000.01 - 1000000.00	6	5,920,000	2.14
1000000.01 - 1050000.00	1	1,039,100	0.38
1050000.01 - 1100000.00	2	2,141,200	0.78
1300000.01 - 1350000.00	1	1,350,000	0.49
1450000.01 - 1500000.00	1	1,500,000	0.54
Total:	**1,275**	**$276,279,073**	**100.00%**

COLLATERAL STRATIFICATIONS (continued)

Remaining Principal Balance of the Mortgage Loans			
Remaining Principal Balance ($)	**Number of Mortgage Loans**	**Aggregate Remaining Principal Balance**	**% of Aggregate Remaining Principal Balance**
0.01 - 50,000.00	61	$2,450,154	0.89%
50,000.01 - 100,000.00	230	17,897,267	6.51
100,000.01 - 150,000.00	274	34,414,589	12.51
150,000.01 - 200,000.00	208	36,097,862	13.12
200,000.01 - 250,000.00	135	29,948,337	10.89
250,000.01 - 300,000.00	105	28,721,160	10.44
300,000.01 - 350,000.00	76	24,551,100	8.92
350,000.01 - 400,000.00	44	16,382,313	5.95
400,000.01 - 450,000.00	44	18,580,747	6.75
450,000.01 - 500,000.00	17	8,063,634	2.93
500,000.01 - 550,000.00	17	8,992,665	3.27
550,000.01 - 600,000.00	10	5,790,315	2.10
600,000.01 - 650,000.00	18	11,404,732	4.15
650,000.01 - 700,000.00	7	4,781,157	1.74
700,000.01 - 750,000.00	2	1,487,575	0.54
750,000.01 - 800,000.00	3	2,321,370	0.84
800,000.01 - 850,000.00	3	2,440,851	0.89
850,000.01 - 900,000.00	7	6,138,241	2.23
900,000.01 - 950,000.00	3	2,736,778	0.99
950,000.01 - 1,000,000.00	6	5,887,499	2.14
1,000,000.01 - 1,050,000.00	1	1,034,045	0.38
1,050,000.01 - 1,100,000.00	2	2,136,271	0.78
1,300,000.01 - 1,350,000.00	1	1,345,424	0.49
1,450,000.01 - 1,500,000.00	1	1,500,000	0.55
Total:	**1,275**	**$275,104,086**	**100.00%**

COLLATERAL STRATIFICATIONS (continued)

Original Loan-to-Value Ratio of the Mortgage Loans			
Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 50.00	47	$7,575,092	2.75%
50.01 - 55.00	19	3,375,175	1.23
55.01 - 60.00	42	12,666,046	4.60
60.01 - 65.00	40	11,359,408	4.13
65.01 - 70.00	138	36,093,581	13.12
70.01 - 75.00	75	16,299,037	5.92
75.01 - 80.00	774	167,524,413	60.89
80.01 - 85.00	15	2,224,099	0.81
85.01 - 90.00	68	9,704,108	3.53
90.01 - 95.00	42	6,713,380	2.44
95.01 - 100.00	15	1,569,748	0.57
Total:	**1,275**	**$275,104,086**	**100.00%**

Mortgage Rate of the Mortgage Loans			
Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	8	$1,530,609	0.56%
5.500 - 5.999	78	17,349,624	6.31
6.000 - 6.499	192	42,227,044	15.35
6.500 - 6.999	349	75,867,584	27.58
7.000 - 7.499	268	57,244,583	20.81
7.500 - 7.999	213	46,878,513	17.04
8.000 - 8.499	64	11,443,052	4.16
8.500 - 8.999	62	12,878,686	4.68
9.000 - 9.499	18	4,182,963	1.52
9.500 - 9.999	23	5,501,427	2.00
Total:	**1,275**	**$275,104,086**	**100.00%**

COLLATERAL STRATIFICATIONS (continued)

Geographic Distribution of the Mortgage Loans

Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
New York	222	$75,134,861	27.31%
Florida	154	29,389,873	10.68
California	87	27,817,455	10.11
New Jersey	103	24,057,889	8.75
Massachusetts	74	17,909,681	6.51
Connecticut	70	12,283,623	4.47
Arizona	58	10,535,899	3.83
Pennsylvania	88	10,140,163	3.69
Nevada	35	7,197,588	2.62
Texas	58	5,511,263	2.00
Washington	28	5,232,734	1.90
Illinois	24	3,728,404	1.36
Rhode Island	17	3,337,143	1.21
Virginia	17	3,178,636	1.16
Oregon	21	3,192,721	1.16
Michigan	14	2,838,043	1.03
Maine	16	2,691,823	0.98
New Hampshire	14	2,637,342	0.96
Minnesota	8	2,222,674	0.81
Delaware	12	2,085,690	0.76
District of Columbia	6	2,036,864	0.74
Tennessee	11	2,016,878	0.73
Maryland	13	1,943,310	0.71
Ohio	18	1,741,327	0.63
Montana	2	1,568,714	0.57
North Carolina	14	1,476,786	0.54
South Carolina	7	1,466,708	0.53
Utah	12	1,308,782	0.48
Colorado	8	1,322,770	0.48
Missouri	9	1,295,275	0.47
Hawaii	2	1,202,067	0.44
Georgia	11	1,209,419	0.44
Indiana	5	867,319	0.32
Idaho	7	781,362	0.28
Kansas	4	565,816	0.21
Alabama	2	566,211	0.21
Kentucky	5	587,019	0.21
Wisconsin	3	488,062	0.18
New Mexico	4	358,987	0.13
Vermont	3	315,338	0.11
Arkansas	2	282,011	0.10
Louisiana	3	288,004	0.10
Oklahoma	3	167,665	0.06
Mississippi	1	123,887	0.05
Total:	**1,275**	**$275,104,086**	**100.00%**

COLLATERAL STRATIFICATIONS (continued)

FICO Score at Origination of the Mortgage Loans

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	13	$2,276,661	0.83%
581 - 600	14	4,947,479	1.80
601 - 620	27	6,170,630	2.24
621 - 640	132	30,577,592	11.11
641 - 660	174	38,711,931	14.07
661 - 680	195	42,368,285	15.40
681 - 700	206	45,852,836	16.67
701 - 720	163	32,864,015	11.95
721 - 740	127	25,886,516	9.41
741 - 760	101	20,577,839	7.48
761 - 780	75	15,042,627	5.47
781 - 800	39	7,770,581	2.82
801 - 820	9	2,057,093	0.75
Total:	**1,275**	**$275,104,086**	**100.00%**

Occupancy Status of the Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner-Occupied	681	$171,171,803	62.22%
Investor	557	96,318,244	35.01
2nd Home	37	7,614,038	2.77
Total:	**1,275**	**$275,104,086**	**100.00%**

Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Reduced/Limited	564	$122,934,720	44.69%
No Ratio	185	46,180,004	16.79
NINA	222	42,582,900	15.48
Full/Alt	196	36,516,677	13.27
Stated	108	26,889,785	9.77
Total:	**1,275**	**$275,104,086**	**100.00%**

COLLATERAL STRATIFICATIONS (continued)

Loan Purpose of the Mortgage Loans			
Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	765	$151,875,836	55.21%
Refi - Cash Out	403	98,732,192	35.89
Refi - Rate/Term	107	24,496,058	8.90
Total:	**1,275**	**$275,104,086**	**100.00%**

Property Type of the Mortgage Loans			
Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family	640	$129,747,686	47.16%
2-4 Family	392	99,866,102	36.30
PUD	130	23,326,568	8.48
Condo	99	20,497,868	7.45
Co-op	13	1,612,799	0.59
Townhouse	1	53,063	0.02
Total:	**1,275**	**$275,104,086**	**100.00%**

Original Prepayment Penalty Term of the Mortgage Loans			
Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	656	$156,697,911	56.96%
6	11	5,943,113	2.16
12	50	12,807,658	4.66
24	41	7,555,054	2.75
36	251	48,203,490	17.52
42	1	107,420	0.04
60	265	43,789,438	15.92
Total:	**1,275**	**$275,104,086**	**100.00%**